NEWS RELEASE

RED LAKE’S GROWTH CONTINUES

NEW SHAFT APPROVED

RESERVES INCREASED

(All dollar amounts in US$)

Toronto, February 11, 2003 – GOLDCORP INC. (GG:NYSE;G:TSX) is pleased to announce details of its expansion plans for the Red Lake Mine and the results of its independently audited reserve and resource estimation for the year ended December 31, 2002.  Highlights are listed below.

GROWTH HIGHLIGHTS

OPERATIONS

Goldcorp will sink a new shaft at its Red Lake Mine to a depth of 7,150 feet with a potential capacity of 4000 tons per day

Initial plans forecast  a production increase to as much as 740,000 ounces per year at $60 per ounce

RESERVES

Exploration during 2002 discovered 1.5 million ounces of gold at approximately $11 per ounce

I. RED LAKE EXPANSION

Goldcorp is pleased to announce that the Board of Directors has approved an expansion of the Red Lake Mine.  Tenders have been requested from selected contractors to quote on sinking a new shaft to a depth of 7150 feet with a total hoisting capacity of 4000 tons per day.  Capital costs (including mill expansion) are forecast to be approximately $85 million.  The goal is to optimize the development schedule to achieve the expanded production rate within less than three years of project start up.

Reserve additions achieved as a result of successful exploration during 2002 support an initial increase in the production rate to at least 1000 tons per day of ore, from the current level of approximately 650 tons per day.  Currently all production comes from the High Grade Zone (HGZ).  Upon completion of the new shaft the HGZ will contribute 800 tons per day, and the lower grade Sulphide Mineralization (Sulphides) will contribute a minimum of 200 tons per day.   Production is anticipated to increase by almost 50% from the current level of approximately 500,000 ounces per year to a maximum of 740,000 ounces annually.  Cash costs are expected to decline from the current level of $65 per ounce to less than $60 per ounce.  To accommodate the increased mining rate, the mill will be upgraded to 1000 tons per day at a modest capital cost of $3 million.  Should reserves and resources expand sufficiently to justify a production rate greater than 1,000 tons per day, then a new process facility would be required.

The IRR for the project is approximately 47% and payback is forecast to be approximately 1.2 years.  Project economics are based on a gold price of $325 per ounce and a CDN$:US$ exchange rate of 1.55.  Total recoveries for both the HGZ and Sulphides are forecast to be 96%.

RED LAKE MINE EXPANSION

NEW SHAFT HIGHLIGHTS

(in US$)

Financial Assumptions		Technical Assumptions

Gold Price	$325/oz	Reserves plus diluted Resources:
CDN$: US $	1.55	HGZ + Sulphide (millions of tons)	5.9
Capital Costs:		Grade (ounces/ton)	1.18
Shaft	$ 82 million	Contained ounces (millions)	6.9
Mill	$ 3 million	Recovery Rate	96%
Sustaining capital (per year)	$ 2 million	Mining Rate (tons per day)	1,000

Shaft Specifications		Optimum Operating Costs

Depth	7,150 feet	Per ton	$115

Hoisting Capacity	4,000 tons per day	Per ounce	$56

	Financial Ratios

Payback Period		1.2 years
Internal Rate of Return		47%

Net Cash Flows (millions)

Undiscounted		$ 832
Discounted 5%		$ 620
Discounted 10%		$ 479

Commenting on the planned expansion, Vice President of Operations, Bruce Humphrey stated “We examined a number of possible alternatives.  The new shaft option was the most attractive financially and the only solution which not only supported access to, and growth from, the existing reserve base, but also provided the most flexibility for future expansion opportunities which might arise through continued increase in the reserves of both the HGZ and the Sulphides, in and adjacent to, the Red Lake Mine.  The new shaft will make the Red Lake Mine more valuable by improving efficiencies and lowering costs.”

 In particular, the shaft can easily accommodate a substantial increase in the contribution from the Sulphides which might be supported by further increases in the reserves of the Sulphides as a result of continued exploration at depth in the Red Lake Mine and to the east in the Far East Zone”

Upon making this announcement Chairman and CEO Rob McEwen commented “less than two years ago we set an ambitious goal of increasing Goldcorp’s corporate production to one million ounces of gold per year at a cash cost of $100 per ounce.  With this exciting expansion plan at Red Lake we will be 75% towards that goal and at the start of a new stage in the evolution of our exciting story.”

Low Risk Growth

The expansion of the Red Lake Mine provides Goldcorp with substantial value-added growth.  Goldcorp’s exceptional balance sheet and strong free cash flow generation means this project is financed internally and therefore represents low financial risk.  Permitting is anticipated to be completed on a timely basis.  Technical risks are low as the project will apply established industry techniques and expertise.  The most significant feature of this growth is perhaps that it was generated internally as a result of ongoing exploration success.  It therefore represents growth which adds to the bottom line of earnings and cash flow per share and results in increased shareholder value.

II.  YEAR END RESERVE AND RESOURCE ESTIMATION

Goldcorp is also pleased to announce the results of its independently audited reserve and resource estimation for the year ended December 31, 2002.  This estimation is based on a gold price of US$300 per ounce.

Red Lake Mine

High Grade Zone

A major goal of the 2002 exploration program was to increase the reserves of the HGZ in order to increase mine life and justify an expanded production rate.   This was achieved as HGZ reserves increased by more than 20% to an estimated 1.96 million tons at a grade of 2.35 ounces per ton (opt) (80.5 grams per ton (gpt)) for a total gold content of 4.6 million ounces.  Resources increased by 25% to an estimated 603,000 tons at a grade of 2.03 opt (69.6 gpt) for a total gold content of 1.2 million ounces.   The maximum depth of HGZ reserves was increased to 6,475 ft (1,974 m) at year end 2002, compared with 5,950 ft (1,814 m) at year end 2001.  The maximum depth of resources at year end 2002 was increased to 7,375 ft (2,248 m) compared with 6,850 ft (2,088 m) at year end 2001.

The HGZ consists of multiple zones of varying grade.  The highest grade of these is the Hanging Wall 5 (HW5).  At year end 2002 relative to year end 2001, the grade of the reserves increased and the grade of the resources decreased.  This resulted from a substantially greater population of HW5 resources being converted to reserves relative to the other lower grade zones within the HGZ.

However, the consistency of the HGZ overall is demonstrated by the fact that the combined grade of the reserves and resources remained very consistent at 2.27 opt at year end 2002 (relative to 2.22 opt at year end 2001).  The overall gold distribution also remained very consistent at approximately 2,600 ounces per vertical foot.

Exploration during 2002 successfully replaced approximately 550,000 of high grade ounces mined and added a net 650,000 ounces indicating a total of 1.2 million new high grade ounces discovered during the year.

Sulphide Mineralization

The expanded production capabilities which the new shaft will provide, in combination with a rising gold price, have made the lower grade Sulphide Mineralization significantly more important in the Red Lake Mine’s future.  At year end 2002 the reserves for the sulphide mineralization remained similar to year end 2001, at an estimated 1.51 million tons with a grade of 0.35 opt (12.1 gpt) for a total gold content of 533,000 ounces.  Exploration was successful in expanding the resources by 88% at year end 2002 to an estimated 1.53 million tons at a grade of 0.37 opt (12.7 gpt) for a total gold content of 565,000 ounces.  The majority of the new resources were delineated in the Far East Zone as a result of drilling from the 16 Level (2400 ft (732 m) below surface).  During 2003 a major goal will be to expand reserves and resources in the Sulphide Mineralization both at depth in the Red Lake Mine and to the east in the Far East Zone.

Mineralization Remains Open

At the beginning of 2001 we set the goal of doubling the vertical extent of the HGZ from 1300 ft (396 m) to 2600 ft (792 m) to a depth of 7100 ft (2164 m).  This goal was exceeded during 2002 as we intersected the HGZ at a maximum depth of 7250 ft (2210 m).  High grade mineralization still remains open at depth.

In addition, during 2002 we obtained the deepest intersection of high grade mineralization ever, with a grade of 1.72 opt  (58.9 gpt) over 7.6 ft (2.32 m) at a vertical depth of 7500 ft (2286 m).  This mineralization occurs in the Hanging Wall of (i.e. lying parallel to and above) the HGZ itself.  This new intersection opens up the exciting possibility of identifying new areas of high grade mineralization within the mine.

Sulphide Mineralization was the sole source of production at the Red Lake Mine from 1948 to 1996 and was extracted to a maximum depth of 4400 ft (1341 m) below surface.  During 2002, exploration tested for the presence of this mineralization at greater vertical depths and was successful in confirming Sulphide Mineralization exists to a depth of more than 7,000 ft (2134 m).  Exploration in 2003 will be directed at systematic delineation of this mineralization below 4400 ft to increase the reserves and resources of the Sulphide Mineralization in the mine.

Sulphide Mineralization in the Far East Zone remains open at depth and to the east and exploration work during 2003 will focus on improving continuity of this mineralization and increasing the level of resources.

Achieving Important Goals

Less than two years ago we set the ambitious goal of increasing reserves at the Red Lake Mine by 50% within 3 years.  At the end of 2002, we had increased reserves at the Red Lake Mine by 43% relative to year end 2000 indicating 86% completion of this goal.

Wharf Mine

Reserves at the Wharf Mine declined at year end 2002 to 12.83 million tons grading 0.03 opt (1.06 gpt) for a total gold content of 410,000 ounces.

EXPLORATION:

ANOTHER SUCCESSFUL YEAR

Finding Costs $11/oz

At year end 2002, the total amount of gold contained in reserves and resources at the Red Lake Mine had increased to an estimated 6.92 million ounces, which represented an increase of 939,000 ounces relative to year end 2001.  This indicates that, in combination with the gold mined during 2002 which was replaced, exploration discovered approximately 1.5 million new ounces of gold.  Finding costs were in line with the historic average of $11 per ounce.

III.  2003 EXPLORATION

The total exploration budget for 2003 in the Red Lake Mine is $13.2 million, which will support more than 430,000 ft (131,000 m) of drilling and 8300 ft (2530 m) of underground development.  With a rising gold price and the availability of a new shaft the Sulphide Mineralization has become a very important exploration target and more than 50% of the drilling in 2003 will be focused on increasing the reserves and resources of this mineralization.  Exploration in 2003 will continue to focus on four principle target areas, which are 1) Depth extensions of the HGZ; 2) Depth extensions of the Sulphide Mineralization in the Red Lake Mine; 3) Extensions of the Sulphide Mineralization in the Far East Zone; and 4) The search for high grade mineralization in the Western Complex Area, to the west of the HGZ.

High Grade Zone (HGZ)

Approximately 91,000 ft (27,737 m) or 21% of the total drilling will be directed towards identifying depth extensions of the HGZ in a continuation of the successful 2002 exploration program.  The two target areas are extensions of the particularly high grade Hanging Wall 5 (HW5) zone and adjacent zones, and extensions of the Footwall Zones (FW3 and 4) further to the east.

Sulphide Mineralization – Depth extensions.

Approximately 130,000 ft (39,624 m) or 30% of the total drilling will be directed towards confirming continuity, and therefore increasing reserves and resources of this mineralization between 4400 ft (1341 m) and 5900 ft (1798 m) below surface.  Planned and completed development work will facilitate this systematic drill program.

Sulphide Mineralization – Far East Zone

Approximately 97,000 ft (29,565 m) or 22% of the total drilling will be directed towards better defining continuity of the Sulphide Mineralization in the Far East Zone.  Previous drilling has identified areas of such mineralization by drilling from  the 16 Level (2400 ft or 732 m below surface) and from the 34 Level (5000 ft or 1524 m below surface).  As a result, intersections of Sulphide Mineralization have been encountered in the Far East Zone over a vertical distance of 5000 ft (1524 m).  The goal in 2002 is to establish continuity of the mineralization in order to increase resources in this area.

Western Complex Area

This area is interpreted to host a similar geological setting as the High Grade Zone.  Approximately 42,000 ft (12,800m) or 10% of the total drilling will be directed towards exploration in this area

QUALIFIED PERSON

The reserve estimation has been prepared under the guidance of Gilles Filion, Eng. (OIQ) who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data.  The estimation has been audited by Watts, Griffis and McOuat, an internationally recognized geological consulting firm, based in Toronto, Ontario.  All samples were analyzed by either ALS Chemex Laboratories Ltd. of Mississauga, Ontario, TSL Laboratories of Saskatoon, Saskatchewan, or SGS XRAL Laboratories of Toronto, Ontario.

FORWARD-LOOKING STATEMENTS

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp Inc., are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Goldcorp expectations are disclosed under the heading “Risk Factors” and elsewhere in Goldcorp documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.

Goldcorp’s gold bullion holdings of 196,042 ounces (6.10 tonnes) are greater than 41 (or 36%) of the world’s 114 countries who report gold ownership.  Its holdings are greater than the gold reserves of Ireland or of Hong Kong and Luxembourg combined.

Goldcorp’s Red Lake Mine is the richest gold mine in the world.  The Company is in excellent financial condition: has NO DEBT, a Large Treasury and Strong Cash Flow and Earnings.  GOLDCORP is completely UNHEDGED and pays a dividend six times a year.  Goldcorp’s shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact:	Corporate Office:

Chris Bradbrook	145 King Street West
Vice President, Corporate Development	Suite 2700
Telephone: (416)865-0326	Toronto, Ontario
Fax: (416)361-5741	M5H 1J8
e-mail: info@goldcorp.com	website: www.goldcorp.com

TABLE  I (Imperial Measurement)

Goldcorp Inc.

Gold Reserves

(Calculated using a gold price of US$300 per ounce)

			December 31,	2002	December 31,		2001

		Tons	Grade	Contained	Tons	Grade	Contained
		of ore	(ounces	ounces	of ore	(ounces	ounces
		(000's)	per ton)	of gold	(000's)	per ton)	of gold
				(000's)			(000's)

Red Lake Mine
High Grade Ore
Proven		1,007	2.27	2,287	1,226	2.25	2,752
Probable		950	2.43	2,307	624	1.68	1,049
	Sub-total	1,957	2.35	4,594	1,850	2.05	3,801

Sulphide Ore
Proven		361	0.40	143	361	0.40	143
Probable		1,147	0.34	390	997	0.36	364
	Sub-total	1,508	0.35	533	1,358	0.37	507

Total		3,465	1.48	5,127	3,208	1.34	4,308

Wharf Mine
Proven		11,556	0.034	388	13,770	0.033	452
Probable		1,277	0.018	22	3,370	0.023	78

Total		12,833	0.032	410	17,140	0.031	530

Total Goldcorp Inc.
Proven				2,818			3,347
Probable				2,719			1,491

Total				5,537			4,838

			Gold Resources

Red Lake Mine
High Grade Ore
Measured, Indicated		248	1.90	472	231	2.52	581
Sulphide Ore
Measured, Indicated		1,055	0.35	369	402	0.33	131

Total Measured	and Indicated	1,303	0.65	841	633	1.12	711

High Grade Ore
Inferred		355	2.12	754	253	3.13	791
Sulphide Ore
Inferred		470	0.42	196	491	0.35	170

Total Inferred Resource		825	1.15	950	744	1.29	960
			.

Note: Reserves depletion due to mining in year 2002 is 547,000 ounces of gold at Red Lake Mine and 113,000 ounces at Wharf Mine.

TABLE  I (Metric Measurement)

Goldcorp Inc.

Gold Reserves

(Calculated using a gold price of US$300 per ounce)

			December 31,	2002	December 31, 2001

		Tonnes	Grade	Contained	Tonnes	Grade	Contained
		of ore	(grams	kilos	of ore	(grams	kilos
		(000's)	per tonne)	of gold	(000's)	per tonne)	of gold

Red Lake Mine
High Grade Ore
Proven		914	77.9	71,134	1,112	77.0	85,609
Probable		862	83.3	71,756	566	57.6	32,631
	Sub-total	1,775	80.5	142,889	1,678	70.5	118,239

Sulphide Ore
Proven		327	13.6	4,448	328	13.6	4,447
Probable		1,041	11.7	12,130	904	12.5	11,313
	Sub-total	1,368	12.1	16,578	1,232	12.8	15,760

Total		3,143	50.7	159,468	2,910	46.0	133,999

Wharf Mine
Proven		10,483	1.2	12,068	12,492	1.1	14,059
Probable		1,158	0.6	684	3,057	0.8	2,426

Total		11,642	1.1	12,752	15,549	1.1	16,485

Total Goldcorp Inc.
Proven				87,650			104,114
Probable				84,570			46,370

Total				172,220			150,484

			Gold Resources

Red Lake Mine
High Grade Ore
Measured, Indicated		225	65.3	14,681	209	86.3	18,066
Sulphide Ore
Measured, Indicated		957	12.0	11,477	365	11.1	4,064

Total Measured	and Indicated	1,182	22.1	26,158	574	38.6	22,130

High Grade Ore
Inferred		322	72.8	23,452	229	107.2	24,597
Sulphide Ore
Inferred		426	14.3	6,096	445	11.8	5,275

Total Inferred Resource		748	39.5	29,548	675	44.3	29,872

Note:  Reserves depletion due to mining in year 2002 is 17,590 kilos of gold at Red Lake Mine and 3,630 kilos at Wharf Mine.

Figure 1

Cochenour-
Willans
Mine
Campbell
Mine
No 1
Shaft
Reid
Shaft
Red Lake
Mine
No 1
Shaft
Balmertown
Red Lake
New No 3
Shaft
0
2
Kilometres
Legend
Property Boundary
Road
Town
Mineralization
at surface

Red Lake Mine
Location of New
No 3 Shaft

February 11th, 2003

Figure 3

Red Lake High Grade Zone
Reserves & Resources Distribution - December 2001 vs December 2002
NW
SE
26 Level
30 Level
34 Level
37 Level
December 2001
December 2002
4250'
4250'
HIGH GRADE ZONE
Reserves
1,850,000 Tons
@ 2.05 opt
3,801,000 oz
*2,650 ounces per vertical foot
*2,600 ounces per vertical foot
Reserves
1,957,000 Tons
@ 2.35 opt
4,595,000 oz
5470'
Reserves Dec 01
5950'
Resources
484,000 Tons
@ 2.84 opt
1,375,000 oz
Reserves Dec 02
6475'
Resources Dec 01
6850'
Resources
603,000 Tons
@ 2.03 opt
1,225,000 oz
Resources Dec 02
7375'
0
1,000
feet
* Reserves, Resources & Mined